Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT CONTINUES STRONG GROWTH WITH 43% REVENUE INCREASE IN SECOND QUARTER 2007

Highest Backlog Level in Company History; Updating Annual Guidance

Second Quarter Highlights
■	Record second quarter revenues of $14.7 million
■	Achieved highest backlog in Company's history, reaching $132.1 million at end of second quarter
■	Strong quarterly operating cash flow
■	37% increase in adjusted net income reaching $2.7 million, or $0.16 per share

OMER, Israel – July 31, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three months ended June 30, 2007.

Revenues for the second quarter of 2007 totaled $14.7 million, an increase of 42.6% compared to $10.3 million in the second quarter of 2006.

Operating income for the second quarter of 2007 totaled $3.2 million, a 23.0% increase compared to $2.6 million in the second quarter of 2006.

Adjusted net income for the second quarter of 2007 totaled $2.7 million, an increase of 36.7% compared to $2.0 million in the second quarter of 2006. Adjusted net income per diluted share totaled $0.16, compared to $0.15 in the second quarter of 2006.

Adjusted EBITDA for the second quarter of 2007 totaled $4.0 million, an increase of 27.4% compared to $3.1 million in the second quarter of 2006.

Net income on a GAAP basis for the second quarter of 2007 was $2.6 million, an increase of 29.3% compared to $2.0 million, in the second quarter of 2006. Net income per diluted share on a GAAP basis was $0.15, compared with $0.15 in the second quarter of 2006.

Cash, cash equivalents and marketable securities as at June 30, 2007 were $57.4 million, compared with $54.7 million as at March 31, 2007. During the quarter, the Company generated $4.6 million in operating cash flow, excluding the $1.5 million invested in marketable securities, and presented as an outflow under the GAAP operating cash flow.

David Rivel, CEO of RRSat commented, “This quarter we continued to generate excellent financial performance, while setting new records in several key financial parameters. We ended the quarter with our highest backlog in history, reaching $132.1 million, our revenues are at record levels, and, consequently we presented an increase in profits and a strong cash flow. Altogether, 2007 is evolving into a very exciting year for RRSat on all fronts.”

Mr. Rivel added, “Looking ahead, we believe 2007 offers many opportunities for the company. We are generating substantial organic growth, and have identified several potential acquisition targets in the US, which we believe will complement our product offering, further driving performance. We hope to finalize such an acquisition by the end of 2007” concluded Mr. Rivel, “As a result of our strong performance and record backlog, we are increasing our annual 2007 revenue guidance to the range of $57.0 – $57.5 million, with third quarter revenues expected to be in the range of $14.7 – $14.9 million.”

Conference Call Information
Conference call scheduled later today, July 31, 2007 at 10:00 am EDT (07:00 am PDT; 03:00 pm UK Time; 05:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609
International Dial-in Number: +972 3 918 0609

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRSat’s website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the replay dial one of the following: 1 888 254 7270 (US); 0 800 028 6837 (UK) and +972 3 925 5940 (International).

Use of Non- GAAP Financial Measures

RRSat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRSat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRSat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRSat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRSat Global Communications Network Ltd.

RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 385 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006

Revenues	$27,935	$19,704	$14,660	$10,281

Cost of revenues	17,918	12,427	9,448	6,514

Gross profit	10,017	7,277	5,212	3,767

Operating expenses

Sales and marketing	1,370	877	708	387

General and administrative	2,775	1,621	1,340	809

Total operating expenses	4,145	2,498	2,048	1,196

Operating income	5,872	4,779	3,164	2,571

Interest and marketable securities income	1,403	83	834	28

Currency fluctuation and
other financing income, net	(141)	229	(149)	227

Changes in fair value of embedded currency conversion derivatives	16	196	(12)	72

Other income, net	4	4	4	4

Income before taxes on income	7,154	5,291	3,841	2,902

Income taxes	1,915	1,708	1,227	880

Net income	$5,239	$3,583	$2,614	$2,022

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006

Income per ordinary share

Basic income per ordinary
share	0.30	0.27	0.15	0.15

Diluted income per ordinary share	0.30	0.27	0.15	0.15

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,242,300	13,047,300	17,242,300	13,047,300

Weighted average number of Ordinary share used to compute diluted income per ordinary share	17,368,054	13,129,200	17,395,242	13,129,200

RRSat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006

Reconciliation of Net Income to
Adjusted Net Income:
Net income - as reported	$5,239	$3,583	$2,614	$2,022
Non-cash equity-based compensation charge	206	24	101	21
Changes in fair value of embedded
currency conversion derivatives	(16)	(196)	12	(72)
Change in deferred tax on embedded derivatives	5	61	(3)	22

Adjusted net income	$5,434	$3,472	$2,724	$1,993

Diluted Adjusted net income per ordinary shares	0.31	0.26	0.16	0.15

Reconciliation of Net Income
to Adjusted EBITDA:
Net income - as reported	$5,239	$3,583	$2,614	$2,022
Interest and marketable
securities (income)	(1,403)	(83)	(834)	(28)
Currency fluctuation and other financial (income) expenses, net	141	(229)	149	(227)
Changes in fair value of
embedded currency conversion
derivatives	(16)	(196)	12	(72)
Other expenses (income), net	(4)	(4)	(4)	(4)
Income tax expense	1,915	1,708	1,227	880
Non-cash equity-based compensation charge	206	24	101	21
Depreciation and amortization	1,387	1,033	717	533

Adjusted EBITDA	$7,465	$5,836	$3,982	$3,125

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands, except share data

	Jun-30 2007	Dec-31 2006

Current assets
Cash and cash equivalents	$16,979	$51,393
Marketable securities	24,970	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,332 and $ 987 as of June 30, 2007 and December 31, 2006, respectively)	9,441	10,187
Other	633	797
Fair value of embedded currency conversion derivatives	744	743
Related parties	327	64
Deferred taxes	151	184
Prepaid expenses	1,125	215

Total current assets	54,370	65,037

Deposits and long-term receivables	686	1,018

Marketable securities	15,485	-

Assets held for employee severance payments	729	626

Fixed assets, at cost, less accumulated depreciation and amortization	14,709	12,452

Total assets	$85,979	$79,133

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands, except share data

	Jun-30 2007	Dec-31 2006

Liabilities and shareholders' equity

Current liabilities
Short term credit	$70	$-
Account payable:
Trade	5,368	4,488
Other	1,337	1,845
Fair value of embedded currency conversion derivatives	395	410
Related parties	13	27
Deferred income	4,491	3,992

Total current liabilities	11,674	10,762

Long-term liabilities
Deferred income	4,198	3,945
Liability in respect of employee severance payments	842	660
Deferred taxes	475	421

Total long-term liabilities	5,515	5,026

Total liabilities	17,189	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000 authorized as of June 30, 2007 and December 31, 2006, 17,242,300 shares issued
and fully paid as of June 30, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,486	51,280
Retained earnings	17,264	12,025

Total shareholders' equity	68,790	63,345

Total liabilities and shareholders' equity	$85,979	$79,133

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006

Cash flows from operating activities
Net income	$5,239	$3,583	$2,614	$2,022
Adjustments required to reconcile
net income to net cash provided by
operating activities

Depreciation and amortization	1,387	1,033	717	533
Provision for losses in account
receivable	345	194	104	135
Deferred taxes	87	23	130	47
Changes in liability for employee
severance payments, net	79	87	(29)	19

Capital gains on sale of fixed assets, net	(4)	(4)	(4)	(4)
Interest and amortization on held to
maturity securities	(556)	-	(402)	-
Expenses in relation of options granted	206	24	101	21
Changes in fair value of embedded
currency conversion derivatives	(16)	(196)	12	(72)

Changes in assets and liabilities:

Increase in marketable securities, net	(4,621)	(63)	(1,497)	(95)
Decrease (increase) in
account receivable - trade	401	(3,044)	(95)	(2,333)

Increase in related parties, net	(278)	-	(200)	-
Decrease in account receivable - other	165	90	332	74

Decrease (increase) in prepaid expenses	(910)	149	(184)	196

Decrease (Increase) in deposits
and long-term receivables	332	(269)	162	(271)

Increase (decrease) in account payables	(139)	180	80	(2,162)
Increase in deferred income	752	1,403	1,260	2,594

Net cash provided by operating activities	$2,469	$3,190	$3,101	$704

RRSat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Six months ended		Three months ended
	Jun-30 2007	Jun-30 2006	Jun-30 2007	Jun-30 2006

Cash flows from investing activities
Investment in fixed assets	$(3,137)	$(3,218)	$(2,366)	$(1,095)
Investment in securities held to maturity	(33,824)	-	(8,646)	-
Proceeds from sale of fixed assets	8	5	8	5

Net cash used in investing activities	$(36,953)	$(3,213)	$(11,004)	$(1,090)

Cash flows from financing activities
Dividend paid	$-	$(1,235)	$-	$(1,235)
Increase in Short term credit	70	-	70	-
Stock issuance costs	-	(88)	-	(88)

Net cash provided by (used in)
financing activities	$70	$(1,323)	$70	$(1,323)

Increase (decrease) in cash and cash equivalents	$(34,414)	$(1,346)	$(7,833)	$(1,709)

Balance of cash and cash
equivalents at beginning of period	51,393	2,060	24,812	2,423

Balance of cash and cash equivalents at end of period	$16,979	$714	$16,979	$714

A. Non-cash transaction
Investment in fixed assets	$511	$-	$511	$-

B. Supplementary cash flow
information
Income taxes paid	$1,892	$1,328	$884	$575